09041104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~38599~~ 8-48311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Equity Markets, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd.
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham 201-557-6886 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section

MAR 2 2009

Washington, DC 103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Equity Markets, L.P., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Equity Markets, L.P. for the year ended December 31, 2008 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Timothy P. Dunham
Chief Financial Officer

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Equity Markets, L.P.
Index
December 31, 2008

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3-9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Knight Equity Markets, L.P.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Knight Equity Markets, L.P. (the "Partnership") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

		(in thousands)
Assets		
Cash and cash equivalents	$	137,596
Cash segregated under federal and other regulations		7,251
Securities owned, held at clearing brokers, at fair value		319,878
Receivable from brokers, dealers and clearing organizations		168,973
Receivable from affiliates		6,924
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $90,524		56,922
Intangible assets, less accumulated amortization of $2,957		9,043
Goodwill		3,590
Other assets		19,769
Total assets	$	729,946
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased, at fair value	$	229,681
Accrued compensation expense		84,591
Payable to brokers, dealers and clearing organizations		53,625
Accrued soft dollar and commission recapture		14,138
Payable to affiliates		1,627
Lease loss accrual		14,804
Accrued expenses and other liabilities		20,393
Total liabilities		418,859
Commitments and contingent liabilities (Note 6)		
Partners' capital		311,087
Total liabilities and partners' capital	$	729,946

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Equity Markets, L.P. (the "Company"), a limited partnership organized in the state of Delaware, operates as a market maker in over-the-counter ("OTC ") equity securities, primarily those traded on the Nasdaq Stock Market and on the OTC Bulletin Board. The Company also operates a domestic institutional sales business. Donaldson & Co. ("Donaldson") a division of the Company, offers soft dollar and commission recapture services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange ("Nasdaq"), the New York Stock Exchange ("NYSE"), Financial Industry Regulatory Authority ("FINRA"), the International Securities Exchange, LLC ("ISE"), the National Stock Exchange ("NSX"), the Chicago Board Options Exchange ("CBOE"), the National Futures Association ("NFA"), Nasdaq OMX and Nasdaq OMX BX. The Company's general partner is Knight Securities General, Inc. and its limited partner is Knight Securities Operations, Inc. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market Making Activities
Securities owned and securities sold, not yet purchased, which primarily consist of OTC and listed equity securities, are carried at fair value and are recorded on a trade date basis. All of the inventory at December 31, 2008 is held at a clearing broker or a custodian and can be sold or pledged.

Estimated Fair Value of Financial Instruments
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's belief about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned and securities sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency. As of December 31, 2008, the Company did not hold any assets or liabilities that would be classified as Level 2 or Level 3.

In February 2008, FASB Staff Position FAS 157-2 ("FSP FAS 157-2") was issued. FSP FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues that have arisen from the application of SFAS 157. The Company believes that FSP FAS 157-2 will not have a material impact on the Company's Financial Statements. FSP FAS 157-2 will become effective for fiscal years beginning after November 15, 2008.

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"), which provides an option for entities to choose to measure many financial instruments and certain other items at fair value. On January 1, 2008, the Company elected not to take the option available under SFAS 159 for the purposes of valuing certain financial instruments at fair value.

Goodwill and Intangible Assets
The Company applies the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"), which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight line basis over their useful lives and, as required by SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*, will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Income Taxes
As a limited partnership, the Company is not subject to federal, state or local income taxes as such amounts are borne by the Company's partners.

Lease Loss Accruals
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For leases initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis. In the event the Company is able to sublease the excess real estate after recording a lease loss accrual, such lease loss accrual is adjusted to the extent the actual terms of the sub-leased property differ from the assumptions used in the calculation of the lease loss accrual.

Stock-Based Compensation
On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS No. 123-R, *Share-Based Payment* ("SFAS No. 123-R"), using the "modified prospective method." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company continues to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. For the year ended December 31, 2008, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards.

For stock options issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive options and are eligible to retire prior to the option vesting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2008 consist of the following:

	Receivable	Payable
	(in thousands)	
Receivable from/Payable to clearing brokers	$ 153,048	$ 42,473
Securities failed to deliver/receive	11,857	3,915
Deposits for securities borrowed	4,068	-
Payments for order flow	-	1,602
Clearance, execution and other fees	-	5,635
	$ 168,973	$ 53,625

Included in securities failed to deliver and securities failed to receive are $9.4 million and $3.6 million receivable from and payable to an affiliate, respectively.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	(in thousands)
Computer hardware and software	$ 84,661
Leasehold improvements	49,281
Telephone systems	7,265
Furniture and fixtures	5,037
Equipment	1,202
	147,446
Less: Accumulated depreciation and amortization	90,524
	$ 56,922

5. Goodwill and Intangible Assets

At December 31, 2008, the Company had goodwill and intangible assets of $3.6 million and $9.0 million, respectively, which resulted from the purchase of the business of Donaldson & Co., Incorporated, on December 1, 2003.

The intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to thirty years. The weighted average remaining life of the Company's intangible assets at December 31, 2008 is approximately 18 years.

Goodwill and intangible assets with indefinite useful lives are tested for impairment, annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company is tested in conjunction with its business segment within KCG. The test considers the profitability, fair value and the overall market value of the Company and its business segment compared to the net book value. In June 2008, the Company tested for the

impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment. Goodwill and amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No such events occurred in 2008 that would indicate that the carrying amounts of the Company's goodwill or intangibles may not be recoverable.

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company has sublet a portion of its excess office space to third parties. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2008, future minimum rental commitments under all noncancelable office leases("Gross Lease Obligations"), Sublease Income and computer and equipment leases guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows:

	Gross Lease Obligations	Sublease Income	Net Lease Obligations (in thousands)	Other Obligations	Total
Year ending December 31,					
2009	$ 9,222	$ 834	$ 8,388	$ 637	$ 9,025
2010	8,935	834	8,101	503	8,604
2011	9,721	852	8,869	44	8,913
2012	10,168	947	9,221		9,221
2013	10,174	982	9,192		9,192
Thereafter through 2021	78,478	4,649	73,829		73,829
	$ 126,698	$ 9,098	$ 117,600	$ 1,184	$ 118,784

During the normal course of business, the Company collateralizes certain lease obligations through letters of credit. As of December 31, 2008, KCG has provided a $4.0 million letter of credit collateralized by U.S. Treasury Bills as a guarantee for one of the Company's lease obligations.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. For the year ended December 31, 2008, no client accounted for 10% or more of the U.S. equity dollar value traded.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years.

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are otherwise canceled if employment is terminated before the end of the relevant vesting period.

9. Related Party Transactions

Corporate overhead expenses are allocated to the Company by KCG based on direct usage, headcount, or a percentage of net capital depending on the source or nature of the expense.

The Company pays an affiliate a fee for introducing transactions from European customers.

The Company pays an affiliate a fee for certain costs associated with the operation of a disaster recovery site.

The Company receives a fee from an affiliate to manage an electronic trading portfolio.

The Company receives fees from affiliates which represents the affiliates' allocation of certain shared services costs.

In the normal course of business, the Company may make short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. Receivable from affiliates at December 31, 2008 consists of $6.9 million in non-interest bearing receivables from affiliates.

In 2008, the Company made a total of $42.7 million in capital distributions through its partners to KCG including non cash distributions of $2.7 million and dividends totaling $40 million, which was comprised of the forgiveness of a loan receivable of $35.7 million, and cash payments of $4.3 million.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of OTC securities, substantially all of the Company's OTC securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. commercial bank. Substantially all of the Company's credit exposures are concentrated with the bank and the clearing broker (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result

from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agents and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing agents, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

During the normal course of business, the Company may enter into transactions involving off-balance sheet financial instruments, including futures contracts. These financial instruments are subject to varying degrees of off-balance sheet risks whereby the fair value of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. As of December 31, 2008, the Company was a party to off-balance sheet financial instruments having a notional value of $51.1 million and a fair value of $124,000 which is recorded at fair value on the Statement of Financial Condition.

11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital of $125.4 million, which was $115.9 million excess of its required net capital of $9.5 million.

Knight Equity Markets, L.P.

Statement of Financial Condition

December 31, 2008